August 10, 2007

VIA REGULAR U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  Beverly A. Singleton

Re:	Aviation Upgrade Technologies, Inc., a Nevada corporation
Supplemental response letter dated June 25, 2007 regarding the
Form 10-KSB for the year ended December 31, 2006
File 0-28347

Dear Ms. Singleton:

On behalf of Aviation Upgrade Technologies, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated July 3, 2007, regarding the Company’s Registration Statement on Form 10-KSB (“Form 10-KSB”) as filed with the Securities and Exchange Commission (“Commission”) on April 2, 2007, and the supplemental response letter dated June 25, 2007.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form 10-KSB (“Amendment No. 1”) which was filed as on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.  One (1) marked copy of the filing is included herewith for your reference.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management’s Discussion and Analysis, page 6

1.
Reference is made to the last sentence on page 7 with respect to the amount of negative working capital as of December 31, 2006.  It appears that the amount should have been
$1,814,454, rather than $1,805,789.  Your computation appears to have included the non-current asset, “net property and equipment.” Please revise or advise as necessary.

Securities and Exchange Commission
August 10, 2007

Response:  Please note that the requested revision to state the correct amount for negative working capital has been made on page 8.  The incorrect amount was due to a calculation error.

2.
Please specifically state, in your disclosure on page 6, that, the audit report reflects the auditors’ conclusion that substantial doubt about your ability to continue as a going concern for a reasonable period of time remains.  These disclosures should be provided in your interim filings as well.

Response:  Please note that the requested revision to state that the audit report reflects the auditors’ going concern conclusion has been made on page 6 of the amended annual report for the year ended December 31, 2006 and page 9 of the amended interim report for the three months ended March 31, 2007 as well.

Financial Statements

3.
As several amounts have been restated from the originally filed December 31, 2006 Annual Report on Form 10-KSB, the amended filing should include the designation of “As restated” over the affected columns, with a detailed footnote as to the reasons for the restated and disclosure of the line items and amounts that were restated.  Also, supplementally advise of the reasons why decreases are being made to revenues, costs of sales, and operating expenses for fiscal 2006, as well as explaining why changes were made to the individual accounts that comprise fiscal 2006 current liabilities.

Response:  Please note that the requested revisions to designate the affected columns as restated have been made on pages F-1 through F-11, and the detailed footnotes have been added there as well.

4.	Similarly, the audit report of Stan J.H. Lee, CPA at page F-1, should be updated address the restated financial statements as of and for the year ended December 31, 2006.

Response:  Please note that the requested revision to the audit reports have been made on page F-1.

5.
Please supplementally tell us the consideration given to revising your conclusion, under Item 8A of the Form 10-KSB/A, as to whether your disclosure controls and procedures were effective as of December 31, 2006, due to the fact that your financial statements will be restated.  Also, an Item 4.02 Form 8-K should be filed immediately to the extent that you have concluded that the previously issued financial statements should no longer be relied upon.

Securities and Exchange Commission
August 10, 2007

Supplemental Response:  Please note that the Company has filed report on Form 8-K with regard to the restatement, and that the Company has restated its financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007.  In addition, the Company has revised Item 8A to clearly state that the Company’s disclosure controls and procedures were ineffective as of December 31, 2006.

6.
As a related matter, please expand Item 8A to clearly state, if true, that your CEO/CFO concluded that “disclosure controls and procedures were effective in timely alerting him to material information related to the Company required to be included in periodic SEC reports.”

Please note that the Registrant takes the position that the changes required by the restatement are not material to an understanding of the Registrant's financial condition or operations.

Statements of Operations, page F-4

7.
We note your response to prior comment number 16 and the related disclosures included in the last paragraph of Note 11.  Based on your supplemental response and the disclosures, it appears that the fiscal year 2005 financial statements should be restated to record the royalty expense with an offset to shareholders’ equity to reflect the previous non-recording of this capital transaction.  Please revise your financial statements and disclosures in Note 11 accordingly.  Also, expand your disclosures on page 8, within MD&A to provide a cross-reference to Note 11 with respect to this transaction.

Response:  Please note that the Registrant respectfully takes the position that the cost of restating the royalty expense figure as offset by paid in capital in the 2005 financial statements outweighs the difference the restatement would mean for the Registrant’s bottom line. Moreover, the Registrant does not believe the net difference would be, or is, material to an understanding of the Registrant's financial condition or operations.

Specifically and as previously stated, Mr. Lundqvist, the majority shareholder and license agreement beneficiary, has waived his claim to receive the royalty payments, which were to be equal to 12% of the Registrant’s gross sales profit.  He has waived these payments for the years 2004 to 2005 for the following reasons:

•	Sales have been minimal and therefore the incentive payment is an insignificant amount compared to the amounts already owed to Mr. Lundqvist and his private marketing company.

Securities and Exchange Commission
August 10, 2007

•
The Registrant has not had cash available to pay Mr. Lundqvist’s salary, which has been accrued since 2004.  Mr. Lundqvist believes that requiring the royalty payments would further impact the Registrant’s financial position.

•
In revisiting the financial statements for the year ended December 31, 2006, the Registrant initially recorded the royalty payments as a liability, but after discussing the issue with the current auditors, Mr. Lundqvist opted to waive those amounts such that the accounting procedures consistent with previous years.

 The impact of recording the waiver of royalty payments in 2005 and adding that amount as paid-in capital would be as follows:

•	Accounts payable would increase from $628,352 to $635,053 by $6,701
•	Total operating cost would increase by $6,701
•	Forgiveness of debt would increase from $0 to $6,701
•	Additional paid in capital would increase by $6,701 from $998,645 to $1,005,346
•	Net income(loss) would remain at ($273,674)

Therefore, the overall impact on the 2005 statement of operations would be $0.  The total for stockholders’ deficit would increase from $2,814,536 to $2,821,231, a difference of $6,875.  This would decrease the book value of the shareholders' stock by only a de minimus amount.

In contrast, the Registrant’s estimates the costs to restate the 2005 financial statements to be approximately $15,000 – $20,000 in auditing fees, and $7,500 in legal and accounting costs. The total cost would then be between approximately $22,500 and $27,500.  The Registrant believes that the previous auditor, Armando Ibarra CPA, is no longer registered with the PCAOB, necessitating a new audit of the entire 2005 fiscal year.

Already cash-strapped, the Registrant believes the cost would far outweigh the benefit of a restatement, as a restatement would have little or no impact on the bottom line.

FORM 10-QSB (Quarter Ended March 31, 2007)

General

8.
Please amend your Quarterly Report on Form-10QSB for the quarter ended March 31, 2007 to reflect financial statement changes that will occur, as appropriate, as a result of amending your December 31, 2006 Annual Report on Form 10-KSB.  Further, we note several amounts disclosed in your MD&A for the quarter do not agree with the mounts in your financial statements.  Please ensure consistency of all amounts throughout the filing. Also, the Exhibits 31.1 and 31.2 should be amended to include disclosure of the effectiveness of the disclosure controls and procedures, similar to the revised language reflected in the revised Exhibits to the amended December 31, 2006 Form 10KSB. Finally, Exhibits 32.1 and 32.2 should be revised to indicate the period being certified is March 31, 2007 rather than March 31, 2004.

Securities and Exchange Commission
August 10, 2007

Response:  Please note that the requested revisions have been made on the certification pages comprising Exhibits 31.1 and 31.2 and Exhibits 32.1 and 32.2.

Please also note that the Company acknowledges herewith, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letters dated April 2, 2007 and July 3, 2007.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

DRAFT

Aviation Upgrade Technologies, Inc.